Exhibit 21.1
SCM MICROSYSTEMS INC.
SUBSIDIARIES OF THE REGISTRANT

Jurisdiction of
Subsidiary Legal Name	Incorporation/Formation
United States:
SCM Microsystems (U.S.) Inc.	Delaware
Hirsch Electronics LLC	Delaware
Microtech International Inc.	Connecticut
SCM (fka) Dazzle Multimedia Inc.	Delaware
Europe:
SCM Microsystems GmbH	Germany
Dazzle Europe GmbH	Germany
SCM Microsystems Group Ltd.	United Kingdom
SCM Microsystems Ltd.	United Kingdom
Hirsch EMEA Inc.	British Virgin Islands
MCV Trading srl	Italy
Asia:
SCM Microsystems (Asia) Pte. Ltd.	Singapore
SCM Microsystems (Japan) KK	Japan
SCM Microsystems (India) Private Limited	India
All subsidiaries of the registrant are wholly owned, directly or indirectly by SCM Microsystems, and do business under their respective legal names.